

Mail Stop 3561

June 28, 2007

Mr. Seung Kwon Noh,
President, Chief Executive Officer and Director
Eugene Science, Inc.
8th Floor
LG Palace Building
165-8 Donggyo-Dong
Mapo-Gu
Seoul, Korea

> **RE:** **Eugene Science, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2006**
> **Filed April 17, 2007 Amended April 23, 2007**
> **Form 10-QSB for the Quarter Ended March 31, 2007**
> **Filed May 21, 2007**
> **File No. 0-50601**

Dear Mr. Kwon Noh:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006
Management's Discussion and Analysis, page 8

1. Please support your conclusion on page 9 of a 98% decrease in revenue during 2006. We note that revenue for 2006 and 2005 was approximately $670,000 and $890,000, respectively. Also, support your conclusion that approximately 270% of 2006 revenue was derived from sales of supplemental products. Please provide all calculations.

Item 8A. Controls and Procedures, page 21

2. Please update your disclosure in the third paragraph to refer to the fourth fiscal quarter of the current fiscal year, i.e., in this case December 31, 2006.

Financial Statements
Independent Accountant's Report, page F-1

3. You are required to file an audit report covering the financial statements for each period that is required to be audited. You have only filed an audit report covering the financial statements for the year ended December 31, 2006, please file an audit report covering the financial statements for the year ended December 31, 2005. Refer to Item 310(a) of Regulation S-B.

Consolidated Balance Sheets, pages F-4 and F-5

4. Please provide a note to the financial statements to disclose the nature and terms of the receivable from an unsettled contract of $942,686 at December 31, 2006. We note that this current asset comprises more than 20% of total assets.

5. Please provide a note to the financial statements to disclose the nature and terms of the items included in prepaid expenses and other current assets.

6. Please provide in a note the disclosures specified in paragraphs 5 and 11 of SFAS 132(R) in support of the long-term liabilities recognized for accrued pensions payable, as appropriate.

Consolidated Statements of Operations, page F-6

7. Revise to present comprehensive income and the elements of other comprehensive income for 2006 and 2005. Refer to paragraph 14 of SFAS 130.

Consolidated Statements of Cash Flows, page F-8

8. Foreign currency translation adjustments are an element of other comprehensive income/loss that should not be presented as an adjustment in the reconciliation of net loss to cash used in operating activities. Please revise or tell us why you believe the existing presentation is appropriate.

Note 2 - Significant Accounting Policies, page F-10

9. Your revenue recognition policy, as described, is generic and provides little insight into your business. Please expand your disclosure of revenue recognition policies in the notes to the financial statements and Management's Discussion and Analysis to explain the customary terms of sale for typical contracts and purchase orders, and how revenue recognition may differ for manufacturing and merchandise. Disclose any circumstances under which your customers have the right to return products. Describe any obligations of the company which may remain outstanding at the time a sale is recognized. Also, disclose your revenue recognition policies with respect to rental income.

Note 3 – Cash and Cash Equivalents, page F-13

10. Note that restricted cash does not meet the definition of cash and cash equivalents. Please revise the balance sheet and statements of cash flows to present the balances of restricted cash and activity therein, respectively, separately. Refer to paragraph 8 of SFAS 95.

Form 10-QSB for the Quarter Ended March 31, 2007

11. Please revise to reflect the adjustments made in the Form 10KSB as applicable.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respond to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer, Staff Accountant at 202-551-3237 or Tia Jenkins, Senior Assistant Chief Accountant at 202-551-3871 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies